Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2018, ConvergeOne Holdings, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of ConvergeOne Holdings, Inc.
(the Company), effective at the opening of the trading session on July 30, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on June 19, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the warrant became final on June 28, 2018.